K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

August 24, 2020

VIA EDGAR

Ms. Karen Rossotto
Senior Counsel

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust

File Nos. 333-180879 and 811-22704

Dear Ms. Rossotto:

On behalf of our client, Cambria ETF Trust (the “Trust” or the “Registrant”), we are responding to comments you delivered to us orally on August 14, 2020, regarding the Trust’s Post-Effective Amendment No. 123 (PEA No. 123), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 30, 2020, for the purpose of reflecting material changes to the investment objectives, principal investment strategies and principal risks of the Cambria Shareholder Yield ETF, Cambria Foreign Shareholder Yield ETF, Cambria Emerging Shareholder Yield ETF and Cambria Global Value ETF (each, a “Fund” and, collectively, the “Funds”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus – All Funds

1.	Comment: If a Fund does not expect to concentrate its investments in a particular industry or group of industries as that term is defined in Form N-1A, consider replacing the words “industry concentration” and “sector concentration” in the Fund’s principal investment strategy and principal risks sections. In addition, each Fund’s principal investment strategy states that the Fund screens its holdings to ensure liquidity and investability. Given that these Funds are no longer index funds, consider whether this sentence constitutes negative disclosure that should be deleted from each Fund’s principal investment strategy. If not, please describe what is meant by “investability.”

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

August 24, 2020

Response: The Registrant has deleted the relevant sentence from each Fund’s principal investment strategy. In addition, the Registrant has replaced the term (i) “concentrated” in each Fund’s principal investment strategy with “had significant investment exposure” to describe the Fund’s focus in a particular economic sector and (ii) “Sector Concentration Risk” in the Fund’s principal risks section with “Sector Risk.”

2.	Comment: The Staff notes that the last sentence in each Fund’s “Principal Investment Strategies” section states that “Cambria expects to reconstitute and rebalance the Fund’s holdings to its target allocations at least [quarterly/annually].” These concepts are typically linked to the investment strategies of index funds. Please explain what this means in the context of an actively managed fund or delete as non-applicable to an actively managed strategy.

Response: Although each Fund is actively managed, the Adviser uses its own proprietary rules-based quantitative algorithm to identify stocks for inclusion in a Fund’s portfolio. Each Fund’s algorithm selects stocks and weighs them equally and, as applicable, applies country-specific investment limitations. Although each algorithm establishes target allocations for a Fund’s portfolio (e.g., security weights and, as applicable, country-specific limits), a Fund’s asset allocation to these securities will fluctuate in response to market conditions and investment opportunities. The Funds do not rebalance their holdings to meet these target allocations each time they make a purchase or sale of securities. Accordingly, the Registrant notes in each Fund’s principal investment strategy that “Cambria expects to reconstitute and rebalance the Fund’s holdings to its target allocations at least [quarterly/annually].” Each Fund’s principal investment strategy has been revised to clarify how these concepts apply to actively managed funds. In particular, the Registrant has replaced the relevant sentence with the following:

Cambria expects to adjust the Fund’s holdings periodically to meet the investment criteria and target allocations (e.g., security weights [and country-specific limits]) established by the Fund’s quantitative algorithm.

3.	Comment: Please consider rearranging the order in which the Funds’ principal risks are presented in the “Principal Risks” sections to prioritize risks that are most likely to adversely affect a Fund’s yield, NAV or total return, rather than list the Fund’s principal risks in alphabetical order.

Response: The Registrant believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the relevant Fund and that each such risk is relevant for investors. Further, the Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. Finally, the Registrant believes that seeking to order risks based on an inherently subjective determination of each risk’s relative risk to a Fund is potentially misleading.

August 24, 2020

4.	Comment: Please specifically disclose in the registration statement that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has added the following sentence to the Funds’ Item 4 and Item 9 descriptions of “Secondary Market Trading Risk”:

In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares.

The Registrant has also added the following disclosure to the Funds’ Item 4 description of “Secondary Market Trading Risk” from the existing Item 9 description of the same risk:

In addition, secondary market investors will also incur a bid/ask spread, which varies over time for Shares based on trading volume and market liquidity and is generally higher if Shares have little trading volume and market liquidity.

5.	Comment: The Staff notes that each Fund’s investment objective “may be changed without a vote of shareholders.” Please disclose, if accurate, that the Funds’ shareholders will receive notice of any change to the Fund’s investment objective.

Response: The Registrant confirms that a Fund’s shareholders will be provided written notice of any change to the Fund’s investment objective and has revised the disclosure accordingly.

Prospectus – Shareholder Yield ETFs

6.	Comment: The Staff notes that, in the “Principal Investment Strategies” description for each of the Cambria Shareholder Yield ETF, Cambria Foreign Shareholder Yield ETF and Cambria Emerging Shareholder Yield ETF (collectively, the “Shareholder Yield ETFs”), Cambria Investment Management, L.P., the investment adviser to each Fund (the “Adviser” or “Cambria”), defines “shareholder yield” as “the totality of returns realized by an investor in a company’s stock.” The Staff further notes that a shareholder’s total return typically includes price appreciation in addition to income, such as dividends; whereas, shareholder yield is more commonly tied to a company’s cash payments for dividends, buybacks and debt paydowns. Accordingly, please consider using a more precise phrase to define “shareholder yield.”

Response: The Registrant has replaced the definition of “shareholder yield” in the “Principal Investment Strategies” description for each Shareholder Yield ETF with the following:

[Cambria] defines “shareholder yield” as the totality of returns realized by an investor from a company’s cash payments for dividends, buybacks and debt paydowns.

7.	Comment: In the “Principal Investment Strategies” description for each Shareholder Yield ETF, please describe in plain English what is meant by “return of capital in the form of share buybacks.”

Response: The Registrant has added the parenthetical from the following language to the aforementioned sentence:

… (ii) return of capital in the form of share buybacks (i.e., a company’s repurchase of its own shares from the marketplace, which, in turn, reduces the number of outstanding shares for continuing shareholders or generates proceeds for existing shareholders), and …

August 24, 2020

8.	Comment: In the “Principal Investment Strategies” description for each Shareholder Yield ETF, the Staff notes that the numerator in the shareholder yield calculations is based on historical information while the denominator is based on current market perceptions of an issuer’s prospects. It is unclear whether (and if so how) the Adviser’s valuation factors address this issue or not. Please revise the Fund’s strategy description to discuss in greater detail the “valuation factors” and “value metrics” used by the Adviser’s quantitative model.

Response: Although each Fund’s algorithm screens stocks initially based on a company’s dividend payments and net share buybacks (historical information), the algorithm selects Fund holdings from the top 20% of stocks in this initial universe based on market capitalization (a reflection of current market perceptions). Each Fund’s algorithm, however, also takes into account various value metrics based on a company’s historical information (e.g., price-to-earnings (P/E) ratio). Accordingly, the Registrant has replaced the relevant disclosure in each Fund’s principal investment strategy with the following sentence, which provides greater detail about the “value metrics” used by each Shareholder Yield ETF’s quantitative model:

Cambria’s quantitative algorithm then factors in the remaining stocks’ debt paydowns and applies a number of value metrics to create a composite, including metrics such as, but not limited to, price-to-book (P/B) ratio, price-to-sales (P/S) ratio, price-to-earnings (P/E) ratio, price-to-free cash-flow (P/FCF or P/CF) ratio, and enterprise multiple (EV/EBITDA).

9.	Comment: To the extent that there are principal risks specific to a Fund’s “shareholder yield” strategy disclose those risks under each Fund’s “Principal Risks” section. If not, please explain why there are no principal risks specific to a “shareholder yield” strategy.

Response: Risks related to each Fund’s “shareholder yield” strategy include risks related to the Fund’s investments in dividend-paying companies as well as companies repurchasing their own shares on the marketplace through share buybacks and companies paying down debt. Each Shareholder Yield ETF already includes “Dividend Paying Security Risk” as a principal risk. And although the Registrant does not believe that investing in a company that pays down its debt constitutes a principal risk to the Fund, the Registrant has added the following “Buyback Risk” as a principal risk of each Shareholder Yield ETF:

Buyback Risk: When a company repurchases its shares from the marketplace through share buybacks, investors may perceive this action to be a reflection of management’s belief that company shares are undervalued, but there is no guarantee that the price of a company’s stock will increase after the company announces a buyback. Accordingly, share buybacks may not be an accurate predictor of a company’s value or future share performance.

August 24, 2020

10.	Comment: Please clarify in each Fund’s “Principal Investment Strategies” description how the Fund’s “shareholder yield” strategy is also a “value” strategy. Also, please clarify the first sentence in each Fund’s “Value Investment Risk” that describes the Fund’s strategy as “expected to underperform in growth markets.”

Response: As discussed in our response to Comment 8, each Shareholder Yield ETF’s quantitative algorithm applies a number of value metrics, including, but not limited to, price-to-book (P/B) ratio, price-to-sales (P/S) ratio, price-to-earnings (P/E) ratio, price-to-free cash-flow (P/FCF or P/CF) ratio, and enterprise multiple (EV/EBITDA), and the Registrant has added disclosure to this effect to each Fund’s principal investment strategy. Accordingly, the Registrant considers value investing to be a principal investment strategy of each Fund.

In addition, the Registrant has replaced the first sentence in the “Value Investment Risk” description with the following:

The Fund considers certain value metrics when selecting stocks for inclusion in its portfolio and, as a result, the Fund may underperform when the market favors stocks with growth characteristics or a non-value investment approach.

11.	Comment: Please delete the following sentence from the Item 9 description of the principal investment strategies of the Shareholder Yield ETFs:

Closed-end funds, mutual funds, exchange-traded funds (ETFs), bonds, private companies, and companies that conducted an initial public offering in the year prior to a quarterly rebalance date are not eligible for inclusion in a Fund’s portfolio.

Response: The Registrant has made the requested change.

Prospectus – Foreign Funds

12.	Comment: The Staff notes that each of the Cambria Foreign Shareholder Yield ETF, Cambria Emerging Shareholder Yield ETF and Cambria Global Value ETF (the “Foreign Funds”) may invest in Depositary Receipts. To the extent a Fund invests in unsponsored Depositary Receipts as part of its principal investment strategy, please add corresponding strategy and risk disclosure.

Response: None of the Foreign Funds invests in unsponsored Depositary Receipts as part of its principal investment strategy.

13.	Comment: To the extent a Fund focuses its investments in a geographic region, as noted in its “Principal Risks” section, please include a description of the Fund’s geographic investment focus in the Fund’s principal investment strategy.

Response: The Registrant has made the requested change.

August 24, 2020

14.	Comment: Consider clarifying what is meant by “domestically and internationally” in the descriptions of “Canada Risk” and “Information Technology Risk” and “domestic” in the “Consumer Discretionary Sector Risk”.

Response: The Registrant has made the requested changes.

15.	Comment: The Staff notes that “Cash Redemption Risk” is a principal risk of the Emerging Shareholder Yield ETF and Global Value ETF. Consider whether liquidity risk is a principal risk of these Funds. Also, please consider whether the description of this risk should discuss Creation Units.

Response: The Registrant has added liquidity risk as a principal risk for both Funds. Further, the Registrant has amended its “Cash Redemption Risk” to clarify that it may “effect redemptions by Authorized Participants, in whole or in part, for the cash value of large blocks of Shares called Creation Units.”

16.	Comment: Consider tailoring each sector risk to the specific risks that impact these sectors in foreign and emerging markets, as applicable.

Response: The Registrant has reviewed the sector risk descriptions included as principal risks for each Foreign Fund and, except with respect to changes made in response to Comment 14, determined that these descriptions, when accompanied by the descriptions of Foreign Investment Risk, Emerging Markets Risk (as applicable), International Closed-Market Trading Risk and Geographic Investment Risk, including any applicable country- or region-specific sub-risks, address the principal risks to these Funds associated with the investment of a significant portion of their assets in foreign companies that comprise a single economic sector.

17.	Comment: Please disclose specifically that, because a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant notes that substantially similar language already exists in each Foreign Fund’s description of “International Closed-Market Trading Risk.”

18.	Comment: Because the foreign securities are traded outside of a collateralized settlement system, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Fund’s foreign securities will not be traded outside a collateralized settlement system. However, the Registrant notes that its description of “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk,” under the section titled “Additional Non-Principal Risk Information,” states the following:

Each Fund has a limited number of financial institutions that may act as Authorized Participants. To the extent they cannot or are otherwise unwilling to engage in creation and redemption transactions with the Fund and no other Authorized Participant steps in, Shares may trade like closed-end fund shares at a significant discount to net asset value and may face delisting from the Exchange.

August 24, 2020

Prospectus – Foreign Shareholder Yield ETF

19.	Comment: The Staff notes that “Foreign” is in the Fund’s name and under Rule 35d-1 of the 1940 Act, and as set forth in footnote 42 of the “Investment Company Names” rule release, the Fund must have a policy to invest at least 80% of its assets in investments that are tied economically to countries outside the United States. Accordingly, please describe how the Fund defines “domiciled.” Please also explain how being “domiciled or listed and traded” in a foreign country satisfies the requirement that a company be tied economically to a country outside the United States.

Response: The Registrant defines “domiciled” to mean that an issuer of a security is organized under the laws of a country. In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region. In the release adopting Rule 35d-1, the SEC indicated that such criteria may be “too restrictive” and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. Accordingly, the Registrant believes that each of the criteria used by the Fund to determine whether a security is economically tied to a country outside the United States (i.e., domiciled or listed and traded in such country) is a general indicator that an issuer is tied economically to a country outside the United States. The Registrant, however, has decided to replace “listed and traded” with “principally traded,” as the latter language more accurately describes the criterion used by the Fund to determine if a company is economically tied to a country.

20.	Comment: The Staff notes that the Fund’s strategy involves investing in foreign market securities. Please revise the Fund’s principal investment strategy to reflect how the Fund’s strategy accounts for foreign currency exchange fluctuations in its investment process.

Response: The Registrant confirms that the Adviser selects securities for inclusion in the Foreign Funds based on shareholder yield characteristics (dividend yield, share buybacks and debt paydowns) and value metrics, as applicable, and foreign currency exchange fluctuations do not play a significant role in the investment process of any of the Foreign Funds. The Registrant, however, has added “Currency Strategies Risk” as a principal risk of each Foreign Fund given their investments in foreign securities subject to currency exchange rates.

August 24, 2020

Prospectus – Emerging Shareholder Yield ETF

21.	Comment: Please explain how a company being “domiciled or listed and traded” in an emerging market country satisfies the requirement that a company be tied economically to an emerging market country.

Response: Please see our response to Comment 19.

22.	Comment: Please confirm that large capitalization investing remains a principal risk of this Fund.

Response: Confirmed.

23.	Comment: The Staff notes that China Risk is a principal risk of the Fund. Consider revising the risk description to address the deterioration in the U.S.-China relationship.

Response: The Registrant notes that the current description contemplates the implementation of “protectionist measures such as trade tariffs” by “key trading partners.” Accordingly, the Registrant does not believe a more detailed description of recent changes to the U.S.-China relationship is required to inform investors about the principal risks related to the Fund’s investments in Chinese securities principally traded in Hong Kong.

24.	Comment: The Staff notes the Fund includes “Portfolio Turnover Risk” as a principal risk of the Fund. If high portfolio turnover is part of the Fund’s principal investment strategy, please discuss in the Fund’s “Principal Investment Strategies” description.

Response: The Registrant has made the requested change.

Prospectus – Global Value ETF

25.	Comment: Revise the Fund’s principal investment strategy to explain the Fund’s investment process and focus in clear precise language. Please also clarify whether the Fund’s value metrics apply to markets or individual securities and explain how the Fund makes such valuation judgments beyond the application of the CAPE Shiller P/E ratio. Please describe any additional value characteristics in plain English.

Response: The Registrant has made the requested changes. As noted in the first sentence of the Fund’s principal investment strategy, and as suggested by the Fund’s name, the Fund invests primarily in global equities that exhibit strong value characteristics. However, the Registrant has revised the Fund’s principal investment strategy to (i) clarify how the Fund identifies undervalued securities markets using the CAPE Shiller P/E ratio and (ii) identify value metrics, such as price-to-sales (P/S) ratio, price-to-earnings (P/E) ratio, and enterprise multiple (EV/EBITDA), used by Cambria to select individual securities for inclusion in the Fund’s portfolio.

August 24, 2020

26.	Comment: The Staff notes that “Cambria uses quantitative screens to attempt to avoid overvalued markets on both a relative and absolute level.” Please explain what is meant by “on both a relative and absolute level.”

Response: The Registrant has deleted the referenced sentence.

27.	Comment: The Staff notes that “[a]t least 40% of the Fund’s holdings are expected to be composed of securities of issuers located in at least three countries (including the United States).” Please explain what is meant by “located in” and how this ensures that the Fund’s investments are tied economically to at least three countries.

Response: The Registrant has replaced “located” with “domiciled or principally traded.”

28.	Comment: The Staff notes that the Fund may invest in ETFs. To the extent that the Fund’s acquired fund fees and expenses (AFFE) exceed one basis point of average net assets, please report the Fund’s AFFE as a separate line item in the Fund’s fee table.

Response: The Fund did not incur AFFE that would require the inclusion of a separate line item in the Fund’s fee table.

29.	Comment: Please revise the Item 9 description of the Fund’s principal investment strategy to clarify whether the Fund’s value metrics apply to markets or individual securities.

Response: The Registrant has deleted the referenced sentence from Item 9 as a result of changes made to the Fund’s Item 4 principal investment strategy disclosure in response to Comment 25.

30.	Comment: Please delete the following sentence from the Item 9 description of the principal investment strategies of the Fund:

Closed-end funds, mutual funds, bonds, and private companies are not eligible for inclusion in the Fund’s portfolio.

Response: The Registrant has made the requested change.

Statement of Additional Information – All Funds

31.	Comment: The Staff notes that although the Funds converted from index-based funds to actively managed funds, each Fund’s concentration policy continues to include an exception that requires the Fund to concentrate its investments in securities of the same industry to approximately the same extent as the Fund’s underlying index. Given that the Funds no longer have underlying indices, please confirm that the Registrant will seek approval from each Fund’s shareholders to delete this inapplicable exception to each Fund’s concentration policy at such time as when the Registrant next submits a vote to Fund shareholders. Also, please revise the last sentence in the “Investment Policies and Restrictions” section to clarify that the concentration policy applies to “investments in issuers of one or more particular industries” rather than “an industry.”

Response: Confirmed, and the Registrant has made the requested change.

August 24, 2020

32.	Comment: Please revise the explanatory paragraph related to each Fund’s concentration policy to clarify that not all tax-free state and municipal securities are exempt from the Fund’s concentration policy.

Response: The Registrant has revised the last sentence of the referenced paragraph as follows:

Also, with respect to the limitations set forth in the Funds’ concentration policies, securities of the U.S. government (including its agencies and instrumentalities) and, except as set forth in the following sentence, tax-free securities of state or municipal governments and their political subdivisions (and repurchase agreements collateralized by government securities) are not considered to be issued by members of any industry. To the extent that the income from a municipal bond is derived principally from a specific project or backed principally from the assets and revenue of a non-governmental user, the securities will be deemed to be from the industry of that project or user.

33.	Comment: With respect to the Code of Ethics of the Trust, Cambria, and the Distributor, please disclose whether access persons may invest in securities that may be purchased or held by the Funds.

Response: The Registrant has revised the following sentence to reflect that access persons of the Trust, Cambria and the Distributor are permitted to invest in securities that may be purchased or held by the Funds:

Under each Code of Ethics, access persons are permitted to engage in personal securities transactions, including in securities that may be purchased or held by the Funds, but the access persons are required to report their personal securities transactions for monitoring purposes.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:    W. John McGuire, Esq.